Exhibit 99.2

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY
Index to Consolidated Financial Statements

Page
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets - December 31, 2014 and 2013	F-2
Consolidated Statements of Operations - Years Ended December 31, 2014,
2013 and 2012	F-4
Consolidated Statements of Changes in Stockholders' Equity -
Years Ended December 31, 2014, 2013 and 2012	F-6
Consolidated Statements of Cash Flows - Years Ended December 31,
2014, 2013 and 2012	F-7
Notes to Consolidated Financial Statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
     Cover-All Technologies Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of Cover-All Technologies Inc. and Subsidiary as of December 31, 2014 and 2013, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cover-All Technologies Inc. and Subsidiary as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

New York, New York
February 19, 2015

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY
Consolidated Balance Sheets

	December 31,
	2014	2013
Assets:
Current Assets:
Cash and Cash Equivalents	$4,564,595	$1,848,571
Accounts Receivable (Less Allowance for Doubtful Accounts
of $25,000 in 2014 and 2013)	2,532,853	2,604,489
Prepaid Expenses	361,930	491,905
Deferred Tax Asset	864,037	850,500

Total Current Assets	8,323,415	5,795,465

Property and Equipment - Net	499,639	708,590

Goodwill	1,039,114	1,039,114

Customer Lists/Relationships (Less Accumulated Amortization of
$402,000 and $341,333 in 2014 and 2013, Respectively)	--	60,667

Capitalized Software (Less Accumulated Amortization of
$23,795,743 and $22,305,191 in 2014 and 2013, Respectively)	6,474,031	7,964,583

Deferred Tax Asset	2,661,391	2,674,928

Deferred Financing Costs (Net Amortization of $67,800 and
$36,082, Respectively)	24,483	56,201

Other Assets	148,290	424,522

Total Assets	$19,170,363	$18,724,070

See Accompanying Notes to Consolidated Financial Statements.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY
Consolidated Balance Sheets

	December 31,
	2014	2013
Liabilities and Stockholders' Equity:
Current Liabilities:
Accounts Payable	$1,413,353	$1,059,238
Accrued Expenses	1,253,298	1,412,400
Deferred Charges	183,219	231,051
Short-Term Debt	1,842,780	--
Current Portion of Capital Lease	119,608	114,640
Deferred Revenue	2,454,435	2,997,455

Total Current Liabilities	7,266,693	5,814,784

Long-Term Liabilities:
Long-Term Debt	--	1,639,109
Long-Term Portion of Capital Lease	233,531	353,139

Total Long-Term Liabilities	233,531	1,992,248

Total Liabilities	7,500,224	7,807,032

Commitments and Contingencies

Stockholders' Equity:
Common Stock, $.01 Par Value, Authorized 75,000,000 Shares;
26,786,693 and 26,402,227 Shares Issued and Outstanding in
2014 and 2013, Respectively	267,867	264,022

Additional Paid-in Capital	33,057,142	32,674,374

Accumulated Deficit	(21,654,870)	(22,021,358)

Total Stockholders' Equity	11,670,139	10,917,038

Total Liabilities and Stockholders' Equity	$19,170,363	$18,724,070

See Accompanying Notes to Consolidated Financial Statements.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY
Consolidated Statements of Operations

	Years ended
	December 31,
	2014	2013	2012
Revenues:
Licenses	$1,101,231	$5,947,225	$3,921,171
Support Services	8,427,649	8,147,108	8,296,263
Professional Services	10,949,550	6,388,403	4,007,405

Total Revenues	20,478,430	20,482,736	16,224,839

Costs of Revenues:
Licenses	--	147,670	820,113
Support Services	6,049,385	7,089,456	6,687,683
Professional Services	5,015,313	3,499,100	4,681,203

Total Costs of Revenues	11,064,698	10,736,226	12,188,999

Direct Margin	9,413,732	9,746,510	4,035,840

Operating Expenses:
Sales and Marketing	2,002,036	2,255,059	2,557,273
General and Administrative	3,603,553	2,618,543	2,026,180
Amortization of Capital Software	1,490,552	4,646,443	3,524,724
Acquisition Costs	406,298	--	136,957
Restructuring Costs	--	319,014	--
Research and Development	1,130,070	2,315,198	911,688

Total Operating Expenses	8,632,509	12,154,257	9,156,822

Operating Income (Loss)	781,223	(2,407,747)	(5,120,982)

Other Expense (Income):
Interest Expense	362,256	464,071	125,852
Interest Income	--	--	(37)
Other Income	--	(3,821)	(14,638)

Total Other Expense (Income)	362,256	460,250	111,177

Income (Loss) Before Income Taxes	418,967	(2,867,997)	(5,232,159)

Income Tax Expense (Benefit)	52,479	30,380	(257,928)

Net Income (Loss)	$366,488	$(2,898,377)	$(4,974,231)

See Accompanying Notes to Consolidated Financial Statements.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY
Consolidated Statements of Operations

	Years ended
	December 31,
	2014	2013	2012
Basic Earnings (Loss) Per Common Share	$.01	$(.11)	$(.19)

Diluted Earnings (Loss) Per Common Share	$.01	$(.11)	$(.19)

Weighted Average Number of Common Shares
Outstanding for Basic Earnings Per
Common Share	26,628,000	26,173,000	25,869,969

Weighted Average Number of Common Shares
Outstanding for Diluted Earnings
Per Common Share	26,628,000	26,173,000	25,869,969

See Accompanying Notes to Consolidated Financial Statements.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY
Consolidated Statements of Changes in Stockholders' Equity

		Additional			Total
		Paid-in	Accumulated	Treasury	Stockholders'
	Common Stock	Capital	Deficit	Stock	Equity
Balance at January 1, 2012	$257,827	$30,812,058	$(14,148,750)	$--	$16,921,135

Exercise of 25,000 Stock Options	250	21,000	--	--	21,250
Vesting of 75,000 Shares of
Restricted Stock to Several of
Our Employees	750	(750)	--	--	--
Grant of 53,376 Shares of
Restricted Stock to Non-
Employee Directors	534	86,466	--	--	87,000
Non-Cash Stock-Based
Compensation	--	543,080	--	--	543,080
Warrants issued in connection
with Debt	--	542,055	--	--	542,055
Net Loss	--	--	(4,974,231)	--	(4,974,231)

Balance at December 31, 2012	259,361	32,003,909	(19,122,981)	--	13,140,289

Exercise of 123,601 Stock Options
and Warrants	1,236	41,265	--	--	42,501
Vesting of 260,000 Shares of
Restricted Stock to Several of
Our Employees	2,600	(2,600)	--	--	--
Grant of 82,520 Shares of
Restricted Stock to Non-
Employee Directors	825	100,675	--	--	101,500
Non-Cash Stock-Based
Compensation	--	531,125	--	--	531,125
Net Loss	--	--	(2,898,377)	--	(2,898,377)

Balance at December 31, 2013	264,022	32,674,374	(22,021,358)	--	10,917,038

Vesting of 273,059 Shares of
Restricted Stock to Several of
Our Employees	2,731	(2,731)	--	--	--
Grant of 123,218 Shares of
Restricted Stock to Non-
Employee Directors	1,114	155,582	--	--	156,696
Non-Cash Stock-Based
Compensation	--	229,917	--	--	229,917
Net Income	--	--	366,488	--	366,488

Balance at December 31, 2014	$261,867	$33,057,142	$(21,654,870)	$--	$11,670,139

See Accompanying Notes to Consolidated Financial Statements.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows

	Years ended
	December 31,
	2014	2013	2012
Cash Flows from Operating Activities:
Net (Loss) Income	$366,488	$(2,898,377)	$(4,974,231)
Adjustments to Reconcile Net (Loss) Income to Net
Cash Provided by Operating Activities:
Depreciation	229,540	251,853	296,693
Amortization of Capitalized Software	1,490,553	4,646,443	3,524,724
Amortization of Customer Lists/Relationships	60,667	81,240	134,000
Amortization of Non-Competition Agreements	--	--	49,956
Amortization of Deferred Financing Costs	31,718	28,212	7,870
Amortization of Stock-Based Compensation	433,588	712,289	543,080
Stock-Based Compensation Provided for Services	156,696	101,500	87,000
Deferred Tax Benefit	--	--	(257,928)

Changes in Assets and Liabilities:
(Increase) Decrease in:
Accounts Receivable	71,636	(238,739)	(547,957)
Prepaid Expenses	129,975	36,493	61,287
Other Assets	276,232	(61,716)	(145,835)
Increase (Decrease) in:
Accounts Payable	354,115	(621,769)	1,240,372
Accrued Liabilities	(159,102)	21,867	636,645
Deferred Charges	(47,832)	147,596	39,667
Unearned Revenue	(543,020)	570,645	127,825

Net Cash Provided by Operating Activities	2,851,254	2,777,537	823,168

Cash Flows from Investing Activities:
Capital Expenditures	(20,590)	(37,562)	(278,106)
Capitalized Software Expenditures	--	(2,169,034)	(4,337,005)

Net Cash Used for Investing Activities	(20,590)	(2,206,596)	(4,615,111)

Cash Flows from Financing Activities:
Deferred Financing Costs	--	--	(92,283)
Proceeds from Loan Agreement	--	--	2,000,000
Proceeds from Note Payable	--	--	400,000
Capital Lease - Principal Payments	(114,640)	(118,763)	(65,097)
Payment of Debt	--	--	(400,000)
Proceeds from Exercise of Stock Options, Restricted
Stock and Warrants	--	42,501	21,250

Net Cash (Used for) Provided by Financing
Activities	(114,640)	(76,262)	1,863,870

Net Increase (Decrease) in Cash and Cash
Equivalents	2,716,024	494,679	(1,928,073)

Cash and Cash Equivalents - Beginning of Years	1,848,571	1,353,892	3,281,965

Cash and Cash Equivalents - End of Years	$4,564,595	$1,848,571	$1,353,892

See Accompanying Notes to Consolidated Financial Statements.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows

	Years ended
	December 31,
	2014	2013	2012
Supplemental Disclosures of Cash Flow Information:
Cash paid during the years for:
Interest	$226,708	$282,908	$70,517
Income Taxes	$29,259	$30,380	$--

See Accompanying Notes to Consolidated Financial Statements.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

Description of Business - Cover-All Technologies Inc., through its wholly-owned subsidiary, Cover-All Systems, Inc. ("we", "our", or the "Company"), licenses and maintains its software products for the property/casualty insurance industry throughout the United States and Puerto Rico. The Company also provides professional consulting services to its customers interested in customizing their software.

On December 14, 2014, the Company and Majesco, a California corporation ("Majesco"), entered into an Agreement and Plan of Merger, pursuant to which, subject to shareholder approval and the satisfaction or waiver of certain conditions, the Company will merge with and into Majesco (the "Merger"), with Majesco continuing as the surviving corporation in the Merger. Upon the consummation of the Merger, each share of Company common stock issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") will be cancelled and automatically converted into the right to receive shares of Majesco common stock, such that, at the Effective Time, the shares of Majesco common stock issued in respect of the issued and outstanding Company common stock and such shares of Majesco common stock issued or issuable with respect to issued and outstanding options and other equity awards of the Company will in the aggregate represent approximately 16.5% of the total capitalization on a fully diluted basis of Majesco at closing.

Principles of Consolidation - The consolidated financial statements include the accounts of Cover-All Technologies Inc. and Cover-All Systems, Inc. its wholly-owned subsidiary. All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Our revenues are recognized in accordance with Accounting Standards Codification ("ASC") 986-605, Software Revenue Recognition. Revenue from the sale of software licenses is recognized when standardized software modules are delivered to and accepted by the customer, the license term has begun, the fee is fixed or determinable and collectibility is probable. Revenue from support services are recognized ratably over the lives of the contracts. Revenue from professional services is recognized when the service is provided.

We enter into revenue arrangements in which a customer may purchase a combination of software, support, and professional services (multiple-element arrangements). When vendor-specific objective evidence ("VSOE") of fair value exists for all elements, we allocate revenue to each element based on the relative fair value of each of the elements. VSOE of fair value is established by the price charged when that element is sold separately. For support, VSOE of fair value is established by renewal rates, when they are sold separately. For arrangements where VSOE of fair value exists only for the undelivered elements, we defer the full fair value of the undelivered elements and recognize the difference between the total arrangement fee and the amount deferred for the undelivered items as revenue, assuming all other criteria for revenue recognition have been met.

Cash and Cash Equivalents - We consider all highly liquid investments, with a maturity of three months or less when purchased, to be cash equivalents.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies (Continued)

Risk Concentrations - Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. We place our cash and cash equivalents with high credit quality institutions to limit credit exposure. We believe no significant concentration of credit risk exists with respect to these deposits.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the wide variety of customers principally major insurance companies, who are dispersed across many geographic regions. As of December 31, 2014, three customers accounted for approximately 64% of our trade accounts receivable portfolio. As of December 31, 2013, seven customers accounted for approximately 64% of our trade accounts receivable portfolio. We routinely assess the financial strength of customers and, based upon factors concerning credit risk, we establish an allowance for doubtful accounts. Management believes that accounts receivable credit risk exposure beyond such allowance is limited.

Impairment of Long-Lived Assets - We review our long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such factors and circumstances exist, we compare the projected undiscounted future cash flows associated with the future use and disposal of the related asset or group of assets to their respective carrying amounts. Impairment, if any, is measured as the excess of the carrying amount over the fair value based on market value (when available) or discounted expected cash flows of those assets, and is recorded in the period in which the determination is made.

Stock-Based Compensation - We follow the guidance of ASC 718, Accounting for Stock Options and Other Stock-Based Compensation. ASC 718 requires companies to record compensation expense for share-based awards issued to employees and directors in exchange for services provided. The amount of the compensation expense is based on the estimated fair value of the awards on their grant dates and is recognized over the required service periods. Our share-based awards include stock options and restricted stock awards.

For the year ended December 31, 2014, 2013 and 2012, we recognized $590,284, $813,789 and $1,172,135, respectively, of stock-based compensation expense in our consolidated financial statements.

The estimated fair value underlying our calculation of compensation expense for stock options is based on the Black-Scholes pricing model. Forfeitures of share-based awards are estimated at the time of grant and revised, if necessary, in subsequent periods if our estimates change based on the actual amount of forfeitures we have experienced.

Property and Equipment - Property and equipment are carried at cost. Depreciation is recorded on the straight-line method over three to ten years, which approximates the estimated useful lives of the assets.

Routine maintenance and repair costs are charged to expense as incurred and renewals and improvements that extend the useful life of the assets are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and any resulting gain or loss is reported in the statement of operations.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies (Continued)

Intangible Assets - All of the Company's intangible assets are amortized using the straight-line method over their estimated useful lives, which ranges from 2.5 to 5 years. The Company evaluates its intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Impairment is assessed by comparing the undiscounted cash flows expected to be generated by the intangible asset to its carrying value. If an impairment exists, the Company calculates the impairment by comparing the carrying value of the intangible asset to its fair value as determined by discounted expected cash flows. The Company has not recorded any impairments during the years ended December 31, 2014, 2013 and 2012.

Goodwill - Goodwill represents the excess of the purchase price of the acquired enterprise over the fair value of identifiable assets acquired and liabilities assumed. The Company applies ASC 350, "Intangibles—Goodwill and Other," and performs an annual goodwill impairment test during the fourth quarter of the Company's fiscal year and more frequently if an event or circumstance indicates that an impairment may have occurred. For the purposes of impairment testing, the Company has determined that it has one reporting unit. A two-step impairment test of goodwill is required pursuant to ASC 350-20-35. In the first step, the fair value of the reporting unit is compared to its carrying value. If the fair value exceeds the carrying value, goodwill is not impaired and further testing is not required. If the carrying value exceeds the fair value, then the second step of the impairment test is required to determine the implied fair value of the reporting unit's goodwill. The implied fair value of goodwill is calculated by deducting the fair value of all tangible and intangible net assets of the reporting unit, excluding goodwill, from the fair value of the reporting unit as determined in the first step. If the carrying value of the reporting unit's goodwill exceeds its implied fair value, then an impairment loss must be recorded that is equal to the difference. The identification and measurement of goodwill impairment involves the estimation of the fair value of the Company. The estimate of fair value of the Company, based on the best information available as of the date of the assessment, is subjective and requires judgment, including management assumptions about expected future revenue forecasts and discount rates. No impairment to the carrying value of goodwill was identified by the Company during the years ended December 31, 2014, 2013 and 2012.

The Company adopted FASB Accounting Standards Update ("ASU") 2012-08, Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment, which permits an entity to take a qualitative approach to determining whether it is more likely than not that a reporting unit's fair value is less than its carrying amount before applying the two-step quantitative goodwill impairment test.

Capitalized Software Development Costs - Costs for the conceptual formulation and design of new software products are expensed as incurred until technological feasibility has been established. Once technological feasibility has been established, we capitalize costs to produce the finished software products. Capitalization ceases when the product is available for general release to customers. Costs associated with product enhancements that extend the original product's life or significantly improve the original product's marketability are also capitalized once technological feasibility has been established. Amortization is calculated on a product-by-product basis using the straight-line method over the remaining economic life of the product. At each balance sheet date, the unamortized capitalized costs of each computer software product is compared to the net realizable value of that product. If an amount of unamortized capitalized costs of a computer software product is found to exceed the net realizable value of that asset, such amount will be written off. The net realizable value is the estimated future gross revenues from that product reduced by the estimated future costs of completing and deploying that product, including the costs of performing maintenance and customer support required to satisfy our responsibility set forth at the time of sale. The Company capitalized software development costs of approximately $-0-, $2,169,000 and $4,337,000 for the years ended December 31, 2014, 2013 and 2012, respectively.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies (Continued)

Capitalized Software Development Costs (Continued) - Amortization of capitalized software development costs in the amount of $4,646,443 and $3,524,724, as previously reflected in the Consolidated Statement of Operations for the year ended December 31, 2013 and 2012, respectively, have been reclassified from Cost of Revenues – Licenses to Operating Expenses – Amortization of Capitalized Software to conform to the current year presentation. This reclassification had no effect on the previously reported Net (Loss) for the years ended December 31, 2013 and 2012.

The Company’s policy is to periodically review the estimated useful lives and value of its capitalized software costs. During the quarter ended March 31, 2014, this review indicated that the revised estimated life (5 years) for capitalized software differed from the useful lives (3 years) that had been previously used for amortization purposes in the Company’s financial statements. This revision in the estimated life is based upon the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the Company. As a result, the Company revised the estimated useful lives of capitalized software, effective January 1, 2014. The effect of this change in estimate was to decrease amortization expense, increase operating income, and increase net income by $993,701 for the year ended December 31, 2014.

Advertising Expense - The Company expenses advertising costs as incurred. Advertising expense was $305,716, $253,500 and $372,134 for the years ended December 31, 2014, 2013 and 2012, respectively, and is reported as a component of sales and marketing expense.

Income Taxes - Income tax expense (or benefit) for the year is the sum of deferred tax expense (or benefit) and income taxes currently payable (or refundable). Deferred tax expense (or benefit) is the change during the year in a company's deferred tax liabilities and assets. Deferred tax liabilities and assets are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company evaluates all significant tax positions as required by generally accepted accounting principles in the United States. As of December 31, 2014 and 2013, the Company does not believe that it has taken any tax positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next 12 months. The Company's income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2014, the Company's federal and various state tax returns generally remain open for the last three years.

Earnings (Loss) Per Share - Basic earnings (loss) per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the amount of earnings for the period available to each share of common stock outstanding during the reporting period, while giving effect to all dilutive potential common shares that were outstanding during the period, such as common shares that could result from the potential exercise or conversion of securities into common stock.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies (Continued)

Earnings (Loss) Per Share (Continued) - The computation of diluted earnings per share does not assume conversion, exercise or contingent issuance of securities that would have an antidilutive effect on per share amounts (i.e., increasing earnings per share or reducing loss per share). The dilutive effect of outstanding options and warrants and their equivalents are reflected in dilutive earnings per share by the application of the treasury stock method which recognizes the use of proceeds that could be obtained upon exercise of options and warrants in computing diluted earnings per share. It assumes that any proceeds would be used to purchase common stock at the average market price during the period. Options and warrants will have a dilutive effect only when the average market price of the common stock during the period exceeds the exercise price of the options or warrants.

Deferred Charges - The Company's lease on its premises provides for periodic increases over the lease term. The Company records rent expense on a straight-line basis. The effect of the difference between contractual cash payments and straight-line expense is recorded as a deferred charge.

Fair Value of Financial Instruments - Generally accepted accounting principles require disclosing the fair value of financial instruments to the extent practicable for financial instruments, which are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement. In assessing the fair value of these financial instruments, the Company used a variety of methods and assumptions, which were based on estimates of market conditions and risks existing at that time. For certain instruments, including the cash accounts receivable, accounts payable and accrued expenses, it was estimated that the carrying amount approximated fair value for the majority of these instruments because of their short maturity. The fair value of property and equipment is estimated to approximate their net book value.

(2) Recently Issued Accounting Standards

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or consolidated results of operations upon adoption.

In July 2013, the FASB issued an accounting standard update, "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or Tax Credit Carryforward Exists." This standard requires netting of unrecognized tax benefits against a deferred tax asset for a loss or other carryforward that would apply in settlement of the uncertain tax positions. This standard is effective prospectively for annual and interim periods beginning December 16, 2013. The adoption of this guidance did not have a significant effect on the consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU is the result of a joint project by the FASB and the International Accounting Standards Board ("IASB") to clarify the principles for recognizing revenue and to develop a common revenue standard for GAAP and International Financial Reporting Standards ("IFRS") that would: remove inconsistencies and weaknesses; provide a more robust framework for addressing revenue issues; improve comparability of revenue recognition practices across entities, jurisdictions, industries, and capital markets; improve disclosure requirements and resulting financial statements; and simplify the presentation of financial statements. The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU is effective for annual reporting periods beginning after December 15, 2016. Early adoption is not permitted. We are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

(2) Recently Issued Accounting Standards (Continued)

We believe there is no additional new accounting guidance adopted, but not yet effective, that is relevant to the readers of our financial statements. However, there are numerous new proposals under development which may have a significant impact on the Company's financial reporting, if and when enacted.

(3) Acquisition

On December 30, 2011, the Company entered into an Asset Purchase Agreement with Ho'ike Services, Inc., dba BlueWave Technology, a Hawaii corporation. Under the terms of the Purchase Agreement, the Company purchased from Seller certain of the assets (excluding working capital) and assumed certain liabilities of Seller's business of developing and servicing enterprise claims management software for use in the property and casualty insurance industry, including for use by property and casualty insurance companies, third party administrators, managing general agents, self-insured employers and state funds and providing certain services related thereto, which Business Seller had marketed under the name "PipelineClaims."

The purchase price for the Assets, in addition to the assumption by the Company of the Assumed Liabilities, consists of the following: (i) $1,100,000 in cash (subject to adjustment) on the Closing Date, (x) $635,821 of which (net of adjustments for certain prepayments to Seller and other prorations) was paid in cash to Seller, and (y) $400,000 of which was deposited into an escrow account to be held and distributed by an escrow agent pursuant to the terms of an escrow agreement to secure possible future indemnification claims and certain other post-closing matters in favor of the Company; and (ii) up to an aggregate of $750,000 in an earnout, which earnout shall be based upon the performance of the Business in the five (5) years following the closing of the Acquisition. More particularly, for each of the five (5) years following the Acquisition, Seller will be entitled to receive an amount equal to ten percent (10%) of the PipelineClaims Free Cash Flow (as such term is defined in the Purchase Agreement) but in no event will the Company be required to pay to Seller in excess of $750,000 in the aggregate for the 5-year period. In December 2012, the Company received a disbursement from the escrow account of $250,000 as a result of a contractual provision entitling the Company to such amount if PipelineClaims was licensed by Island Insurance by December 31, 2012.

On December 30, 2011, the acquisition was valued at $1,035,821. As a result of this acquisition, the Company acquired the following assets:

Prepaid Expenses	$13,163
Computer Equipment	10,658
Customer List	182,000
Software	830,000

Total	$1,035,821

(4) Intangible Assets

The components of our amortizable intangible assets are as follows:

	December 31, 2014				December 31, 2013
				Weighted				Weighted
	Gross		Net	Useful	Gross		Net	Useful
	Carrying	Accumulated	Carrying	Life	Carrying	Accumulated	Carrying	Life
	Amount	Amortization	Amount	(In years)	Amount	Amortization	Amount	(In years)
Customer List	$402,000	$(402,000)	$--	3.00	$402,000	$(341,333)	$60,667	3.00

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

(5) Property and Equipment

The following is a summary of property and equipment at cost, less accumulated depreciation and amortization:

	December 31,
	2014	2013
Computers and Equipment	$295,650	$390,220
Vehicles	72,914	72,914
Furniture and Fixtures	660,134	752,451
Leasehold Improvements	103,686	120,462

Totals - At Cost	1,132,384	1,336,047
Less: Accumulated Depreciation and Amortization	632,745	627,457

Property and Equipment - Net	$499,639	$708,590

Property and equipment includes assets under capital lease obligations with a capitalized cost of $644,047 and $644,047 and accumulated amortization of $279,087 and $150,278 at December 31, 2014 and 2013, respectively. Depreciation expense charged to the Statements of Operations was $229,540, $251,852 and $296,693 for the years ended December 31, 2014, 2013 and 2012, respectively.

(6) Commitments, Contingencies and Related Party Transactions

Operating Leases - The Company leases approximately 23,400 square feet of office space under a lease which expires in April 2020 and approximately 2,500 square feet of office space under a lease which expires in July 2015.

Rent expense was $632,699, $901,661 and $792,805 for the years ended December 31, 2014, 2013 and 2012, respectively.

Our future minimum lease commitments under the noncancellable operating leases for rental of our office space in effect at December 31, 2014 were as follows:

Year ending
December 31,
2015	$587,451
2016	558,962
2017	570,668
2018	587,251
2019 and Thereafter	589,201

Total	$2,893,533

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

(6) Commitments, Contingencies and Related Party Transactions (Continued)

Employment Contracts - Effective March 1, 2012, we have an employment contract with an executive of the Company with an expiration date of February 28, 2015. The aggregate commitment for future salary at December 31, 2014 was approximately $54,167. The contract also includes a bonus based on the performance of the Company. The contract also granted 400,000 stock options and 125,000 shares of restricted stock on the effective date.

Sales and Use Tax Audit - The New York State Department of Taxation and Finance (the "Department") conducted an examination of the Company for state sales and use tax for audit periods March 1, 2009 through February 28, 2013. In February 2014, the Company received a Statement of Proposed Audit Change from the Department. The Change asserts proposed Sales and Use Tax due in the amount of approximately $191,600 together with interest of approximately $46,400. Interest will continue to accrue on the proposed outstanding balances until the date of payment. On March 11, 2014, the Company paid the Department an aggregate of approximately $238,000 in satisfaction in full of all amounts owed in connection with such examination.

(7) Income Taxes

An analysis of the components of the income tax expense (benefit) is as follows:

	Years ended
	December 31,
	2014	2013	2012
Current:
Federal	$33,640	$--	$(2,018,410)

State	18,839	30,380	(534,285)

Totals	52,479	30,380	(2,552,695)

Deferred	--	--	2,294,767

Income Tax Expense (Benefit)	$52,479	$30,380	$(257,928)

The income tax expense (benefit) differs from the amount computed by applying the statutory federal income tax rate to (loss) income before income taxes as follows:

	Years ended
	December 31,
	2014	2013	2012
Computed Federal Statutory Tax Expense (Benefit)	$142,449	$(975,119)	$(1,778,934)

State Income Tax Expense (Benefit) - Net of Federal
(Expenses) Benefit	33,517	(215,100)	(313,930)

Expired Net Operating Losses		--	1,098,781

Tax Benefit of Net Operating Loss Carryforward	(123,487)	1,220,599	736,155

Income Tax Expense (Benefit)	$52,479	$30,380	$(257,928)

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

(7) Income Taxes (Continued)

The components of the net deferred tax asset and liability were as follows:

	Years ended
	December 31,
	2014	2013
Deferred Tax Assets - Current:
Accounts Receivable Allowance	$10,000	$10,000
Vacation Accrual	9,200	9,200
Net Operating Loss Carryforwards	844,837	831,300

Current Deferred Tax Asset	$864,037	$850,500

Deferred Tax Asset (Liability) - Long-Term:
Net Operating Loss Carryforward	$3,075,163	$3,840,896
Property, Equipment and Intangibles	2,104,271	3,265,889
Valuation Allowance	(2,518,043)	(4,431,857)

Long-Term Deferred Tax Asset	$2,661,391	$2,674,928

The deferred tax asset at December 31, 2014 and 2013 included net operating loss carryforwards of approximately $3,920,000 and $4,673,000, respectively. This represents approximately $9,900,000 and $11,800,000 of federal net operating loss carryforwards that are subject to expiration beginning in fiscal 2019 through 2032. During the year ended December 31, 2014 and 2013, the deferred tax asset valuation allowance (decreased) increased by approximately $(1,913,000) and $1,391,100, respectively. In assessing the realizability of deferred tax assets, management considers, within each taxing jurisdiction, whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Factors that may affect the Company's ability to achieve sufficient forecasted taxable income in future periods may include, but are not limited to, the following: increased competition, a decline in sales or margins, a loss of market share, and a decrease in demand for professional services. Based upon the levels of historical taxable income and projections for future taxable income over the years in which the deferred tax assets are deductible, at December 31, 2014, management believes that it is more likely than not that the Company will realize the benefits, net of the established valuation allowance, of these deferred tax assets in the future.

The Tax Reform Act of 1986 enacted a complex set of rules which limits a company's ability to utilize net operating loss carryforwards and tax credit carryforwards in periods following an ownership change. These rules define an ownership change as a greater than 50 percent point change in stock ownership within a defined testing period which is generally a three-year period. As a result of stock which may be issued by us from time to time, and the conversion of outstanding warrants, or the result of other changes in ownership of our outstanding stock, the Company may experience an ownership change and consequently our utilization of net operating loss carryforwards could be significantly limited.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

(8) Short-Term Debt

On September 11, 2012, the Company entered into a Loan and Security Agreement ("Loan Agreement") between and among Imperium Commercial Finance Master Fund, LP, a Delaware limited partnership ("Imperium"), as lender, Cover-All Systems, Inc., a wholly-owned subsidiary of the Company (the "Subsidiary"), as borrower, and the Company, as a guarantor. The Loan Agreement provides for a three-year term loan to the Subsidiary of $2,000,000, evidenced by a Term Note in favor of Imperium, and a three-year revolving credit line to the Subsidiary of up to $250,000, evidenced by a Revolving Credit Note in favor of Imperium (together with the Term Note, the "Imperium Note"). The amount available to be borrowed under the revolving credit line may not exceed 80% of Eligible Accounts (as defined in the Loan Agreement). All amounts borrowed under the term loan and the revolving credit line are secured by a security interest in all of the assets of the Subsidiary and guaranteed by the Company, which guarantee is secured by a pledge by the Company of all of the outstanding shares of capital stock of the Subsidiary. As of December 31, 2014, the Company had an outstanding balance of $2,000,000 under the term loan and no balance outstanding under the revolving credit facility.

Interest on the outstanding principal balance under the Imperium Notes accrues at a fixed rate equal to eight percent (8%) per annum and is payable monthly. The outstanding principal and any remaining interest under the Imperium Notes will be immediately due and payable on the earliest of (1) September 10, 2015, and (2) the date Imperium's obligation to advance funds under the revolving credit line is terminated following an event of default pursuant to the terms and conditions of the Loan Agreement. Payments and prepayments received by Imperium will be applied against principal and interest as provided for in the Loan Agreement.

The Loan Agreement contains customary representations, warranties, affirmative and negative covenants, and events of default. If an event of default occurs and is continuing, Imperium has certain rights and remedies under the Loan Agreement. Additionally, the Loan Agreement requires the Company to maintain minimum revenues and EBITDA, tested annually, commencing with the twelve months ending September 30, 2013.

In connection with the Loan Agreement, the Company issued to Imperium a five-year warrant (the "Stock Purchase Warrant") to purchase 1,400,000 shares of the Company's common stock at an exercise price of $1.48 per share. The Stock Purchase Warrant is not exercisable until the earliest of (i) the date when Current Market Value (as defined therein) exceeds the exercise price multiplied by two, (ii) the date of a Change of Control transaction (as defined therein), and (iii) the third anniversary of the date of issuance of the Stock Purchase Warrant. The Stock Purchase Warrant provides for adjustments to the exercise price and the number of shares issuable upon exercise in certain events to protect against dilution and for cashless exercise. The Stock Purchase Warrant also required the Company to file a registration statement with the Securities and Exchange Commission with respect to the shares issuable upon exercise of the Stock Purchase Warrant within 45 days of the date of issuance of the Stock Purchase Warrant, and that the Company use its best efforts to obtain the effectiveness of such registration statement within 90 days (subject to extension to 120 days) of the date of issuance of the Stock Purchase Warrant. The Company filed the Registration Statement and it was effective in the required timeframe. If the Company failed to comply with its obligations to file the registration statement and obtain its effectiveness within the specified periods, and in certain other events, the Company would have been required to pay Imperium, for each month such failure continues, the amount of $22,500. The Stock Purchase Warrant also provides for piggyback registration rights.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

(8) Short-Term Debt (Continued)

The proceeds from the $2,00,000 Imperium note were allocated using the relative fair value method to both the note payable balance and fair value of the warrants as follows:

Allocation of proceeds:

Note Payable	$1,457,945
Warrants	542,055

Total	$2,000,000

The portion of the proceeds allocated to the warrants is recognized as additional paid-in capital and a debt discount. The debt discount related to the warrants is accreted into interest expense through maturity of the note payable. The note payable principal balance outstanding and remaining debt discount is as follows:

	December 31,
	2014	2013
Principal Balance	$2,000,000	$2,000,000
Less: Debt Discount	157,220	360,891

Short-Term Debt	$1,842,780	$1,639,109

The Company also issued five-year warrants (the "Monarch Warrants") to purchase 42,000 shares, in the aggregate, of the Company's common stock at an exercise price of $1.48 per share, to Monarch Capital Group, LLC ("Monarch"), which acted as the Company's financial adviser in connection with the loan transaction, and an officer of Monarch. The Monarch Warrants are not exercisable until the earliest of (i) the date when the Current Exercise Price (as defined therein) exceeds the exercise price multiplied by two, (ii) the date of a Change of Control transaction (as defined therein), and (iii) the third anniversary of the date of issuance. The Monarch Warrants provide for adjustment to the exercise price and the number of shares issuable upon exercise in certain events to protect against dilution and for cashless exercise. The Monarch Warrants also provide for piggyback registration rights.

On April 10, 2013, we amended and restated the terms of the Imperium Stock Purchase Warrant and each of the Monarch Warrants to provide that the aggregate number of shares issuable on exercise of the Stock Purchase Warrant and the Monarch Warrants shall not exceed 19.9% of the Company's issued and outstanding shares of common stock at the date of original issuance (i.e., 5,171,145 shares of common stock based on 25,857,730 shares of common stock issued and outstanding at September 11, 2012) without first obtaining the approval of the Company's stockholders. This change, and certain other minor, technical changes, were contained in amended and restated warrants that we issued to the holders.

In connection with the Imperium Loan Agreement financing, the Company incurred deferred financing costs of approximately $92,000, which will be amortized over the life of the loan (or earlier if the loan becomes due or is repaid before its fixed maturity).

On July 17, 2013, the Company issued a promissory note, in the aggregate principal amount of $400,000, to John W. Roblin, our former Chairman and Chief Executive Officer (the "Roblin Note"). The Roblin Note bore interest at a rate equal to 9% per annum and was repayable by us upon our receipt of a payment from a certain customer in the amount of $896,000, which was due October 31, 2012 or sooner if the customer payment was received. The Company received the customer payment and, on November 13, 2012, the Roblin Note was fully repaid.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

(9) Capital Lease Obligation

In September, the Company acquired office furniture under a capital lease agreement with Lakeland Bank. The interest rate implicit in the lease is 4.25%. The following is a schedule by years of future minimum lease payments under capital lease with the present value of the net minimum lease payment as of December 31, 2014.

Years Ended
2015	$130,195
2016	130,195
2017	123,649
Thereafter	--

Total Minimum Lease Payments	384,039
Less: Amounts Representing Interest	(30,900)

Present Value of Minimum Lease Payment	353,139
Less: Current Portion of Obligation Under Capital Lease	(119,608)

Total Capital Lease Obligations - Net of Current Portion	$233,531

(10) Stock-Based Compensation

Stock Options

In June 2005, the Company adopted the 2005 Stock Incentive Plan (which was amended in 2006 and in 2008). Options and stock awards for the purchase of up to 5,000,000 shares may be granted by the Board of Directors to our employees and consultants at an exercise or grant price determined by the Board of Directors on the date of grant. Options may be granted as incentive or nonqualified stock options with a term of not more than ten years. The 2005 Plan allows the Board of Directors to grant restricted or unrestricted stock awards or awards denominated in stock equivalent units, securities or debentures convertible into common stock, or any combination of the foregoing and may be paid in common stock or other securities, in cash, or in a combination of common stock or other securities and cash. At December 31, 2014 and 2013, an aggregate of 1,593,684 and 1,716,902 shares, respectively, were available for grant under the 2005 Stock Incentive Plan.

The Company uses the Black-Scholes-Merton option-pricing model ("Black-Scholes") to measure fair value of the share-based awards. The Black-Scholes model requires us to make significant judgments regarding the assumptions used within the model, the most significant of which are the expected stock price volatility, the expected life of the option award, the risk-free interest rate of return and dividends during the expected term.

- Expected volatilities are based on historical volatility of the Company's stock during the preceding periods. The Company uses "Level 1" inputs, which are our trading market values in active markets.

- The Company uses historical data to estimate expected life of the option award. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

(10) Stock-Based Compensation (Continued)

- The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

- The Company does not anticipate issuance of dividends during the expected term.

	2014	2013
Expected volatility	41%–50%	41%–50%
Weighted-average volatility	41%	41%
Expected dividends	0%	0%
Expected term (in years)	3-5	3-5
Risk-free interest rate	.46%	.46%

As of December 31, 2014, there was approximately $49,292 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted by the Company. That cost is expected to be recognized over a weighted-average period of 6.2 years.

A summary of the changes in outstanding common stock options for all outstanding plans is as follows:

		Exercise	Weighted-Average
		Price	Remaining	Weighted-Average
	Shares	Per Share	Contractual Life	Exercise Price
Balance, December 31, 2011	1,524,963	$0.85-1.55	2.0 Years	$1.21

Granted	1,055,000	1.63-1.67	4.2 Years	1.65
Exercised	(25,000)	.85		.85
Canceled	(75,000)	1.05-1.63		1.24
Expired	(375,000)	1.40		1.40

Balance, December 31, 2012	2,104,963	$.85-1.67	2.8 Years	$1.40

Granted	10,000	1.50		1.50
Exercised	(250,000)	.85		.85
Canceled	(5,000)	1.55		1.55
Expired	(72,463)	1.38		1.38

Balance, December 31, 2013	1,787,500	$1.00-1.67	2.2 Years	$1.48

Granted	--	--		--
Exercised	(450,000)	1.04		1.04
Canceled	(345,000)	1.61		1.61
Expired	--	--		--

Balance, December 31, 2014	992,500	$1.50-1.63	1.76 Years	$1.63

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

(10) Stock-Based Compensation (Continued)

The options granted during 2014 are distributed as follows, relative to the difference between the exercise price and the stock price at grant date:

	Number	Weighted-Average	Weighted-Average
	Granted	Exercise Price	Fair Value
Exercise Price at Stock Price	--	$--	$--

The options granted during 2013 are distributed as follows:

	Number	Weighted-Average	Weighted-Average
	Granted	Exercise Price	Fair Value
Exercise Price at Stock Price	10,000	$1.50	$.63

The options granted during 2012 are distributed as follows:

	Number	Weighted-Average	Weighted-Average
	Granted	Exercise Price	Fair Value
Exercise Price at Stock Price	1,055,000	$1.65	$.61

Exercisable options at December 31, 2014, 2013 and 2012 were as follows:

	Number of	Weighted-Average
December 31,	Exercisable Options	Exercise Price
2014	237,500	$1.55
2013	1,225,500	$1.40
2012	876,110	$1.20

The following table summarizes information about stock options at December 31, 2014:

Exercisable
	Outstanding Stock Options			Stock Options
Weighted-Average
Range of		Remaining	Weighted-Average		Weighted-Average
Exercise Prices	Shares	Contractual Life	Exercise Price	Shares	Exercise Price
$1.50-$1.67	992,500	1.8 Years	$1.63	237,500	$1.55

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

(10) Stock-Based Compensation (Continued)

Warrants - There were 1,442,000 warrants outstanding at December 31, 2014.

A summary of the changes in outstanding warrants is as follows:

	Outstanding	Exercise	Weighted-Average
	and Exercisable	Price	Remaining	Weighted-Average
	Warrants	Per Warrant	Contractual Life	Exercise Price
Balance, December 31, 2011	--			--
Granted	1,442,000	1.48	4.70	1.48
Balance, December 31, 2012	1,442,000			1.48
Granted	--			--
Balance, December 31, 2013	1,442,000			$1.48
Granted	--			--
Balance, December 31, 2014	1,442,000			$1.48

Exercisable Warrants at December 31, 2014, 2013 and 2012 were as follows:

	Number of	Weighted-Average
December 31,	Exercisable Warrants	Exercise Price
2014	1,442,000	$1.48
2013	1,442,000	$1.48
2012	1,442,000	$1.48

Time-Based Restricted Stock Units - During the years ended December 31, 2014, 2013 and 2012, we granted 123,218, 119,329 and 278,376, respectively, time-based RSUs vesting through June 4, 2017.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

(10) Stock-Based Compensation (Continued)

A summary of our time-based RSUs for the years ended December 31, 2014, 2013 and 2012 are as follows:

		Weighted-Average Grant Date
	Shares	Fair Value
Balance, January 1, 2012	252,500	$1.42

Granted	278,376	$1.65
Vested	(128,376)	--
Forfeited or Expired	--	--

Balance, December 31, 2012	402,500	$1.61

Granted	119,329	$1.35
Vested	(342,520)	--
Forfeited or Expired	(10,000)	--

Balance, December 31, 2013	169,309	$1.65

Granted	123,218	$1.39
Vested	(239,466)	--
Forfeited or Expired	--	--

Balance, December 31, 2014	53,061	$1.58

(11) Basic Earnings (Loss) Per Share Disclosures

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share ("EPS") computations:

	2014	2013	2012
Numerator:
Net (Loss) Income	$366,488	$(2,898,377)	$(4,974,231)

Numerator for Diluted (Loss) Earnings Per
Common Share	$366,488	$(2,898,377)	$(4,974,231)

Denominator:
Weighted Average Number of Common Shares
Outstanding for Basic (Loss) Earnings Per
Common Share	26,628,000	26,173,000	25,869,969

Effect of Dilutive Securities:
Exercise of Options and Restricted Stock	--	--	--

Exercise of Warrants	--	--	--

Denominator for Diluted (Loss) Earnings Per
Common Share	26,628,000	26,173,000	25,869,969

Basic (Loss) Earnings Per Common Share	$.01	$(.11)	$(.19)

Diluted (Loss) Earnings Per Common Share	$.01	$(.11)	$(.19)

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

(11) Basic Earnings Per Share Disclosures (Continued)

We use the treasury stock method to compute diluted earnings per share, whereby the proceeds from the exercise of dilutive instruments are hypothetically used to repurchase outstanding shares at market prices. The Company's options and warrants were not included in the computation of EPS at December 31, 2013 and 2012 because to do so would be antidilutive.

(12) Accrued Expenses

Accrued expense consist of the following:

	Years ended
	December 31,
	2014	2013
Accrued Bonuses, Payroll, Commissions, Benefits, Temporary
Help and Consulting	$907,894	$962,937
Accrued Professional Fees	222,377	246,733
Other	123,027	202,730

Totals	$1,253,298	$1,412,400

(13) 401(k) Plan

Upon date of hire, employees are eligible to participate in the Cover-All Technologies, Inc. 401(k) Plan (the "Plan"). Employees can contribute a portion of their salary on a pre-tax basis subject to annual IRS limitations for the year ended December 31, 2014. The Company provides for a matching contribution of $.50 for each $1.00 of the first 5% of pay employees elect to defer. The Company contribution to the Plan in 2014, 2013 and 2012 was approximately $102,116, $122,380 and $134,598, respectively.

(14) Stockholders' Equity

In December 2011, the Board of Directors authorized a share buyback plan of up to 1,000,000 shares of the Company's common stock.

In February 2009, we announced that our Board of Directors declared a special cash dividend in the amount of $0.03 per share on our common stock. This dividend was paid on April 7, 2009 to common stockholders of record as of the close of business on March 27, 2009. The Company also announced that, in light of their decision to declare a special cash dividend, the Board of Directors had determined that the Company would suspend its common stock buyback plan until further notice.

In June 2008, the Board of Directors authorized a share buyback plan of up to 1,000,000 shares of the Company's Common Stock.

In 2008, we purchased an aggregate of 201,870 shares of treasury stock on the open market at an average purchase price of $0.82 per share for a total purchase price of approximately $164,894, which were subsequently retired.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

(15) Customer Concentration

For the year ended December 31, 2014, sales to two customers amounted to approximately 24% and 18% of revenues, respectively.

For the year ended December 31, 2013, sales to two customers amounted to approximately 24% and 11% of revenues, respectively.

For the year ended December 31, 2012, sales to four customers amounted to approximately 12%, 12%, 11% and 11% of revenues, respectively.

All of the major customers referred to above, other than the one customers in 2014 with 24%, one customers in 2013 with 11% of revenues and one customer in 2012 with 12% of revenues and are units of CHARTIS, Inc., formerly associated with American International Group, Inc.

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